Exhibit 99.1

December 17, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Tarjeta Naranja S.A., a subsidiary of Grupo Financiero Galicia S.A., has approved the entrance into a license agreement with its subsidiary, Cobranzas Regionales S.A., for the use by Cobranzas Regionales S.A. of the following trademarks:

1.    N POS;

2.    Naranja POS; and

3.

It is in the interest of Cobranzas Regionales S.A. to have an exclusive and non-binding license of the trademarks listed above, and to make use of such trademarks throughout the territory of the Argentine Republic, in connection with its payment platform and external devices, which operate by reading magnetic stripe cards and EMV chips. Tarjeta Naranja S.A. also has a commercial interest in linking its trademarks with such new products by incorporating them with such technology and participating in the digital venue.

The agreement will have a five-year term from the date of acceptance by the parties.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com